UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       American Superconductor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    030111108
                                 ---------------
                                 (CUSIP Number)


                                 George W. Lloyd
                         Testa, Hurwitz & Thibeault, LLP
                                High Street Tower
                                 125 High Street
                                Boston, MA 02110
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of 8 Pages

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  030111108   |                         |     Page  2 of  8 Pages  |
|          -----------  |                         |          ---   ---       |
|-----------------------|                         |--------------------------|
|                                                                            |
|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  CHARTH (Compagnie Holding d'Applications et de                  |
|         |  Realisations Thermiques et Hydrauliques) S.A.                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ] |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                                  |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  France                                                          |
|----------------|-----|-----------------------------------------------------|
|                |  7  | SOLE VOTING POWER                                   |
|                |     |                                                     |
|                |     | 1,000,000                                           |
|                |-----|-----------------------------------------------------|
|   NUMBER OF    |  8  | SHARED VOTING POWER                                 |
|     SHARES     |     |                                                     |
|  BENEFICIALLY  |     | -0-                                                 |
|    OWNED BY    |-----|-----------------------------------------------------|
|      EACH      |  9  | SOLE DISPOSITIVE POWER                              |
|    REPORTING   |     |                                                     |
|     PERSON     |     | 1,000,000                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 | SHARED DISPOSITIVE POWER                            |
|                |     |                                                     |
|                |     | -0-                                                 |
|----------------------------------------------------------------------------|
|   11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     |
|         |                                                                  |
|         | 1,000,000                                                        |
|---------|------------------------------------------------------------------|
|   12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ] |
|         | EXCLUDES CERTAIN SHARES*                                         |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               |
|         |                                                                  |
|         | 8.6%                                                             |
|---------|------------------------------------------------------------------|
|   14    | TYPE OF REPORTING PERSON*                                        |
|         |                                                                  |
|         | CO                                                               |
|----------------------------------------------------------------------------|
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  030111108   |                         |     Page  3 of  8 Pages  |
|          -----------  |                         |          ---   ---       |
|-----------------------|                         |--------------------------|


Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of American Superconductor, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Technology Drive, Westborough, MA 01581.

Item 2.  Identity and Background

         (i) This statement is being filed by CHARTH (Compagnie Holding D'Applications et De Realisations Thermiques et Hydrauliques) S.A., a corporation organized under the laws of France ("CHARTH"). CHARTH is a wholly-owned subsidiary of Electricite de France, S.A., a corporation organized under the laws of France ("EDF").

         (ii) The address of the principal office and principal business of CHARTH is 57 F.D. Roosevelt, Paris, France 75008. The address of the principal office and principal business of EDF is 2 rue Louis Murat, Paris, France 75383.

         (iii) The EDF is a large French electricity utility corporation and is principally engaged in the production and distribution of electricity in France. CHARTH is a holding company for investments in companies developing new applications and technology of relevance to the electricity industry.

         (iv) Set forth in Schedule I and Schedule II is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of CHARTH and EDF, respectively, as of the date hereof.

         (v) During the past five years, none of CHARTH, EDF, and, to the best knowledge of CHARTH and EDF, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (vi) During the past five years, none of CHARTH, EDF, and, to the best knowledge of CHARTH and EDF, any person named in Schedules I and II to this
Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

         (vii) All of the directors and executive officers of CHARTH named in
Schedule I are citizens of France and all of the directors and executive officers of EDF named in Schedule II are citizens of France.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 1, 1997, the Issuer and CHARTH entered into a Strategic Alliance Agreement (the "Strategic Alliance Agreement"), pursuant to which CHARTH agreed to make an equity investment of $10,000,000 in the Issuer in return for 1,000,000 shares of Common Stock. The purchase price for this investment was paid out of the available cash of CHARTH.

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  030111108   |                         |     Page  4 of  8 Pages  |
|          -----------  |                         |          ---   ---       |
|-----------------------|                         |--------------------------|


Item 4.  Purpose of Transaction

         As described more fully in Item 3 above, this statement relates to the acquisition of 1,000,000 shares of Common Stock by the CHARTH. Pursuant to the Strategic Alliance Agreement, the Issuer agreed to increase the number of members of the Issuer's Board of Directors by one, and that an individual designated by CHARTH be elected to serve on the Board. The Issuer and CHARTH have also agreed to establish an advisory board, to be comprised of three members from each of the Issuer and CHARTH, to exchange information regarding the electricity market.

         Pursuant to the Strategic Alliance Agreement, CHARTH has been granted certain registration rights relating to the Common Stock held by CHARTH. In addition, CHARTH has agreed not to acquire, directly or indirectly any voting securities, if after such acquisition, CHARTH would own of record or beneficially in the aggregate more than 12% of the voting securities of the Issuer. The shares of Common Stock acquired by CHARTH have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         CHARTH intends from time to time intend to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, CHARTH will take such actions in the future as CHARTH may deem appropriate in light of the circumstances existing from time to time. If CHARTH believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately-negotiated transactions. Similarly, depending on market and other factors, CHARTH may determine to dispose of some or all of the Common Stock currently owned by CHARTH or otherwise acquired by CHARTH either in the open market or in privately negotiated transactions.

         Except as stated above, CHARTH, EDF and all those listed on Schedules I and II have no present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  030111108   |                         |     Page  5 of  8 Pages  |
|          -----------  |                         |          ---   ---       |
|-----------------------|                         |--------------------------|


         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Amount Beneficially Owned:

                  CHARTH beneficially owns 1,000,000 shares of Common Stock.

             Percent of Class:

                  Based on shares outstanding as of June 20, 1997, CHARTH owns 8.6% of the outstanding Common Stock.

         (b) Number of shares as to which CHARTH has:

                  (i) sole power to vote or direct the vote: 1,000,000 shares

                  (ii) shared power to vote or direct the vote: Not applicable.

                  (iii) sole power to dispose or to direct the disposition of: 1,000,000 shares

                  (iv) shared power to dispose or to direct the disposition of: Not applicable.

         (c) Except as set forth in Item 3 herein, none of CHARTH, EDF, and, to the best knowledge of CHARTH and EDF, any person named in Schedules I and II, has affected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as described in Item 4 above, to CHARTH and EDF's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         The Strategic Alliance Agreement dated April 1, 1997 between the Issuer and CHARTH is incorporated by reference to the Exhibits to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 30, 1997.

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  030111108   |                         |     Page  6 of  8 Pages  |
|          -----------  |                         |          ---   ---       |
|-----------------------|                         |--------------------------|


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date:  October 16, 1997                      CHARTH (COMPAGNIE HOLDING
                                             D'APPLICATIONS ET DE REALISATIONS
                                             THERMIQUES ET HYDRAULIQUES) S.A.



                                             By: /s/ Alain Bertay
                                                 -------------------------------
                                                 Name:  Alain Bertay
                                                 Title:  Chief Executive Officer

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  030111108   |                         |     Page  7 of  8 Pages  |
|          -----------  |                         |          ---   ---       |
|-----------------------|                         |--------------------------|


                                   SCHEDULE I

                        Executive Officers and Directors
                                       of
                 CHARTH (Compagnie Holding d'Applications et de
                  Realisations Thermiques et Hydrauliques) S.A


                                                                            Name and Address of Corporation or Other
Name                               Principal Occupation or Employment           Organization in Which Employed
------------------------------     ----------------------------------       ----------------------------------------

Paul Godin                         Chairman                                     Electricite de France
------------------------------

Alain Bertay                       Chief Executive Officer                      Electricite de France
------------------------------

Yves Cousin                        Administrator                                Electricite de France
------------------------------

Christian Gitiaux                  Administrator                                Electricite de France
------------------------------

Bernard Esteve                     Administrator                                Electricite de France
------------------------------

Jean-Paul Brugnot                  Administrator                                Electricite de France
------------------------------

Jean-Pierre Benque                 Administrator                                Electricite de France
------------------------------

Jacques Masson                     Administrator                                Electricite de France
------------------------------

Alain Genel                        Administrator                                Electricite de France
------------------------------

Vincent de Rivaz                   Administrator                                Electricite de France
------------------------------

Jacques Chauvin                    Administrator                                Electricite de France
------------------------------


                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  030111108   |                         |     Page  8 of  8 Pages  |
|          -----------  |                         |          ---   ---       |
|-----------------------|                         |--------------------------|



                                   SCHEDULE II

                            Conseil D'Administration
                                       of
                           Electricite de France, S.A.


                                                                                Name and Address of Corporation or Other
Name                               Principal Occupation or Employment           Organization in Which Employed
------------------------------     ----------------------------------           ----------------------------------------

Edmond Alphandery                  President                                    Electricite de France
------------------------------

Francois Ailleret                  Administrator                                Electricite de France
------------------------------

Christophe Blanchard-Dignac        Administrator                                Ministere de l'Economie,
------------------------------                                                  des Finances et de l'Industrie

Pascale Bochard                    Administrator                                Orgeco
------------------------------

Jean-Pierre Cremona                Administrator                                Electricite de France
------------------------------

Yannick d'Escatha                  Administrator                                Commissariat a l'Energie Atomique
------------------------------

Henri Guaino                       Administrator                                Commisariat au Plan
------------------------------

Jochen Holzer                      Administrator                                VIAG et Bayenwerk
------------------------------

Anne Le Lorier                     Administrator                                Ministere de l'Economie,
------------------------------                                                  des Finances et de l'Industrie

Jean-Marc Mauchauffee              Administrator                                Electricite de France
------------------------------

Alain Martin                       Administrator                                Electricite de France
------------------------------

Francis Mer                        Administrator                                Usinor
------------------------------

Robert Pantaloni                   Administrator                                Electricite de France
------------------------------

Alain Pluchet                      Administrator                                Retraite
------------------------------

Jean Renard                        Administrator                                Retraite
------------------------------

Francois Rey                       Administrator                                Retraite
------------------------------

Christine Saincy                   Administrator                                Electricite de France
------------------------------

Serge Terrier                      Administrator                                Electricite de France
------------------------------

